Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the six-month period of the Fiscal Year N° 24 commenced January 1, 2021
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month and six month periods ended at June 30, 2021 and 2020

		Three months at		Six months at
		06.30.2021	06.30.2020	06.30.2021	06.30.2020

	Note	$
Continuous Operations
Revenue	4	5,715,368,286	3,513,664,855	11,997,284,684	17,652,679,063
Construction income (IFRIC12)	5	446,446,120	2,046,167,547	2,791,451,063	5,840,652,821
Cost of service	10	(5,807,479,317)	(6,385,511,339)	(11,154,748,692)	(16,780,156,082)
Construction costs (IFRIC12)		(443,871,109)	(2,043,721,697)	(2,786,441,071)	(5,832,493,273)
Income for gross profit		(89,536,020)	(2,869,400,634)	847,545,984	880,682,529
Distribution and selling expenses	10	(487,757,660)	(468,952,325)	(779,340,949)	(1,360,601,076)
Administrative expenses	10	(309,509,718)	(297,366,691)	(629,678,293)	(886,950,316)
Other income and expenses, net	4	146,470,987	90,418,721	(532,302,874)	442,541,328
Operating profit		(740,332,411)	(3,545,300,929)	(1,093,776,132)	(924,327,535)

Finance Income	4	226,382,739	575,380,660	578,519,642	660,201,261
Finance Costs	4	2,290,610,204	(2,794,148,570)	2,140,403,755	(4,179,051,574)
Result from exposure to changes in the purchasing power of the currency		101,745,993	(341,900,483)	(373,154,255)	(541,882,324)
Income before income tax		1,878,406,525	(6,105,969,322)	1,251,993,010	(4,985,060,172)
Income tax	4	(2,388,940,689)	4,379,606,368	(2,693,348,022)	3,633,998,239
Income for the period for continuous operations		(510,534,164)	(1,726,362,954)	(1,441,355,012)	(1,351,061,933)
Net Income for the period		(510,534,164)	(1,726,362,954)	(1,441,355,012)	(1,351,061,933)
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		(510,534,164)	(1,726,362,954)	(1,441,355,012)	(1,351,061,933)

Income attributable to:
Shareholders		(510,526,917)	(1,729,953,090)	(1,441,420,801)	(1,348,345,778)
Non –Controlling Interest		(7,247)	3,590,136	65,789	(2,716,155)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(2.2375)	(6.9323)	(6.0962)	(5.7350)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At June 30, 2021 and December 31, 2020

		06.30.2021	12.31.2020

	Note	$
Assets
Non- Current Assets
Property, plant and equipment		50,664,488	54,187,685
Intangible Assets	5	114,170,677,691	114,329,780,544
Rights of use		601,985,956	730,982,946
Deferred Income tax assets		5,921,531	12,886,054
Other receivables	4	5,332,742,053	7,630,786,496
Total Non-Current Assets		120,161,991,719	122,758,623,725
Current Assets
Other receivables	4	2,106,224,002	3,265,024,533
Trade receivables, net	4	2,461,911,559	2,989,096,598
Investments		1,926,951,890	2,482,454,159
Cash and cash equivalents	4	4,061,418,465	6,415,270,383
Total Current Assets		10,556,505,916	15,151,845,673
Total Assets		130,718,497,635	137,910,469,398
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		20,583,071,863	20,583,071,863
Legal and facultative reserve		43,464,834,252	43,464,834,252
Retained earnings		(10,904,039,234)	(9,462,618,433)
Subtotal		54,450,643,289	55,892,064,090
Non-Controlling Interest		923,259	857,470
Total Shareholders’ Equity		54,451,566,548	55,892,921,560
Liabilities
Non-Current Liabilities
Provisions and other charges	9	1,419,735,993	1,818,185,170
Financial debts	6	36,915,941,965	42,968,892,679
Deferred income tax liabilities		8,253,897,806	5,565,794,870
Lease liabilities		305,906,074	454,973,789
Accounts payable and others	4	742,141,239	928,503,722
Fee payable to the Argentine National Government		594,054,836	1,968,292,336
Total Non- Current Liabilities		48,231,677,913	53,704,642,566
Current Liabilities
Provisions and other charges	9	2,879,860,171	1,680,354,614
Financial debts	6	12,199,907,836	12,730,298,799
Income tax, net of prepayments		-	11,412,966
Lease liabilities		251,108,430	276,818,394
Accounts payable and others	4	8,851,612,720	12,395,922,117
Fee payable to the Argentine National Government	7	3,852,764,017	1,218,098,382
Total Current Liabilities		28,035,253,174	28,312,905,272
Total Liabilities		76,266,931,087	82,017,547,838
Total Shareholders’ Equity and Liabilities		130,718,497,635	137,910,469,398

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At June 30, 2021 and 2020

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity

	$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	20,583,071,863	1,464,811,632	41,810,199,726	189,822,894	(9,462,618,433)	55,892,064,090	857,470	55,892,921,560
Net Income for the period	-	-	-	-	-	-	-	(1,441,420,801)	(1,441,420,801)	65,789	(1,441,355,012)
Balance at 06.30.2021	258,517,299	910,978,514	137,280,595	20,583,071,863	1,464,811,632	41,810,199,726	189,822,894	(10,904,039,234)	54,450,643,289	923,259	54,451,566,548

Balance at 01.01.20	258,517,299	747,529,409	137,280,595	20,415,083,372	957,425,056	32,380,777,344	-	10,049,894,416	64,946,507,491	50,821,940	64,997,329,431
Resolutions of the Shareholder’s meeting of April 22, 2020:
Distribution of dividends	-	163,449,105	-	94,440,774	-	-	-	(257,889,879)	-	-	-
Legal reserve	-	-	-	-	502,464,954	-	-	(502,464,954)	-	-	-
Facultative reserve	-	-	-	-	-	9,288,944,260	-	(9,288,944,260)	-	-	-
Net Income for the period	-	-	-	-	-	-	-	(1,348,345,778)	(1,348,345,778)	(2,716,155)	(1,351,061,933)
Balance at 06.30.2020	258,517,299	910,978,514	137,280,595	20,509,524,146	1,459,890,010	41,669,721,604	-	(1,347,750,455)	63,598,161,713	48,105,785	63,646,267,498

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the six month periods ended at June 30, 2021 and 2020

		06.30.2021	06.30.2020

	Note	$
Cash Flows from operating activities
Net income for the period		(1,441,355,012)	(1,351,061,933)
Adjustment for:
Income tax	4	2,693,348,022	(3,633,998,239)
Amortization of intangible assets	5 / 10	2,950,553,916	6,151,525,987
Depreciation of property , plant and equipment	10	3,523,197	11,142,422
Depreciation right of use	10	128,996,988	123,497,513
Bad debts provision	8 / 10	93,687,106	400,980,953
Specific allocation of accrued and unpaid income	7	1,904,930,862	1,636,908,390
Accrued and unpaid financial debts interest costs	6	2,744,167,644	1,766,498,763
Accrued deferred revenues and additional consideration	9	(282,393,179)	(420,191,363)
Accrued and unpaid Exchange differences		(4,637,371,147)	1,842,537,637
Litigations provision	9	687,083,680	(9,777,345)
Inflation Adjustment		(1,701,167,872)	652,066,237
Changes in operating assets and liabilities:
Changes in trade receivables		(171,098,640)	1,337,578,380
Changes in other receivables		1,252,291,245	(1,702,057,281)
Changes in other assets		-	(616,225)
Changes in accounts payable and others		(1,035,575,908)	1,715,992,830
Changes in liabilities for current income tax		(6,697,882)	(2,197,063)
Changes in provisions and other charges		906,760,659	725,792,541
Changes in fee payable to the Argentine National Government		-	(630,633,786)
Increase of intangible assets		(2,790,361,588)	(5,840,644,101)
Income tax payment		-	(4,224,649)
Net cash provided by operating activities		1,299,322,091	2,769,119,668
Cash Flow for investing activities
Acquisition of investments		-	(295,651,779)
Collection of investments		224,135,415	408,453,401
Net Cash Flow generated by investing activities		224,135,415	112,801,622
Cash Flow from financing activities
New Financial debts	6	2,434,627,664	998,197,807
Payment of leases		(155,755,312)	(144,873,488)
Financial debts paid- principal	6	(4,136,735,536)	(2,064,850,653)
Financial debts paid- interests	6	(2,135,575,255)	(1,641,437,140)
Dividends paid	9	-	(60,806,375)
Net Cash used in financing activities		(3,993,438,439)	(2,913,769,849)

Net decrease in cash and cash equivalents		(2,469,980,933)	(31,848,559)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		6,415,270,383	3,476,885,453
Net decrease in cash and cash equivalents		(2,469,980,933)	(31,848,559)
Inflation adjustment generated by cash and cash equivalents		470,844,686	266,345,569
Foreign Exchange differences generated by cash and cash equivalents		(354,715,671)	67,329,613
Cash and cash equivalents at the end of the period		4,061,418,465	3,778,712,076
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,089,475	8,720
Dividends on preferred shares	14	134,606,580	131,523,837

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2020.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30.2021	Net Shareholders ‘equity at closing	Income for the period

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	123,351,089	124,217,002	11,677,364
Cargo & Logistics SA.	1,637,116	98.63%	2,588,857	2,624,817	(764,905)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(3,937)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4)	123,700	1.46%	71,504	4,897,550	(19,762)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on August 9, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the six-month period ended June 30, 2021 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2020 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of June 30, 2020 and the Consolidated Financial Statements at December 31, 2020, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2021, based on the application of IAS 29 (see Note 3.7)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled (Contd.)

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2020.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2020.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates (contd.)

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2020.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the six-month period ended June 30, 2021 was 1.2536; also, the inter annual coefficient for the period ended June 30, 2021 was 1.5024.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Transactions and balances (Contd.)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2021 was $2,693 million, corresponding only to the deferred tax loss.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $ 3,953 million, because as of June 30, 2021, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2021 will exceed 100%. Unlike previous years, the charge generated by the adjustment for tax inflation for fiscal year 2021 must be accrued in full to the charge for the year.

In mid-June 2021, Law 27,630 was enacted, which establishes staggered rates for companies, based on the accumulated net profit for the years beginning on January 1, 2021. In this way, the tax estimate was adjusted taking into account the new scales.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		06.30.2021	12.31.2020

	Note	$
Other non-current receivables
Tax credits		545,200	683,437
Trust for Strengthening	7	5,332,196,853	7,630,103,059
		5,332,742,053	7,630,786,496
Other current receivables
Expenses to be recovered		110,496,477	90,224,386
Guarantees granted	12	1,254,587	1,572,691
Related parties	7	48,779,799	32,547,436
Tax credits (*)		1,830,966,133	2,961,695,997
Prepaid Insurance		19,346,949	61,186,080
Others		95,380,057	117,797,943
		2,106,224,002	3,265,024,533

(*) As of June 30, 2021 and December 31, 2020, includes tax credits for value added tax refund of $193,487,546 and $242,546,848, respectively.

Trade receivables, net
Trade receivables		6,162,113,678	7,269,197,647
Related parties	7	109,052,925	98,511,183
Checks-postdated checks		165,582,361	38,820,960
Provision for bad debts	8	(3,974,837,405)	(4,417,433,192)
		2,461,911,559	2,989,096,598
Investments
Investments funds		998,951,890	1,135,893,972
Bonds		928,000,000	1,115,035,184
Term deposits		-	231,525,003
		1,926,951,890	2,482,454,159
Cash and cash equivalents
Cash and funds in custody		7,860,768	7,593,828
Banks		2,075,819,080	2,214,068,924
Checks not yet deposited		16,877,161	30,153,967
Term deposits and others		1,960,861,456	4,163,453,664
		4,061,418,465	6,415,270,383
Accounts payable and other non-current
Suppliers		734,290,306	918,278,824
Other fiscal liabilities		7,850,933	10,224,898
		742,141,239	928,503,722

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		06.30.2021	12.31.2020

	Note	$
Accounts payable and other current
Obligations payable		423,138,200	919,367,837
Suppliers		5,497,602,433	8,325,245,977
Foreign suppliers		832,806,984	925,728,310
Related Parties	7	176,295,843	297,216,318
Salaries and social security liabilities		1,589,003,389	1,507,720,833
Other fiscal liabilities		332,765,871	420,642,842
		8,851,612,720	12,395,922,117

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Six months at
	06.30.2021	06.30.2020	06.30.2021	06.30.2020

	$
Revenues
Aeronautical revenues	1,376,466,088	415,270,714	3,346,681,656	9,299,892,431
Non-Aeronautical revenues	4,338,902,198	3,098,394,141	8,650,603,028	8,352,786,632
	5,715,368,286	3,513,664,855	11,997,284,684	17,652,679,063

As of June 30, 2021, "over the time" income from contracts with customers for the six-month period was $10,406,391,389 and $15,236,355,106, respectively.

Other net incomes and expenses
Trust for Strengthening	140,672,022	85,554,074	295,899,815	435,347,337
Other	5,798,965	4,864,647	(828,202,689)	7,193,991
	146,470,987	90,418,721	(532,302,874)	442,541,328
Finance Income
Interest	553,118,274	694,210,543	1,084,863,206	1,087,229,929
Foreign Exchange differences	(326,735,535)	(118,829,883)	(506,343,564)	(427,028,668)
	226,382,739	575,380,660	578,519,642	660,201,261
Finance Expenses
Interest	(1,728,933,476)	(836,253,361)	(3,409,206,501)	(1,912,137,120)
Foreign Exchange differences	4,019,543,680	(1,943,115,640)	5,549,610,256	(2,252,134,885)
Others	-	(14,779,569)	-	(14,779,569)
	2,290,610,204	(2,794,148,570)	2,140,403,755	(4,179,051,574)
	2,516,992,943	(2,218,767,910)	2,718,923,397	(3,518,850,313)
Income Tax
Current	(687,178)	1,313,202,356	(687,178)	375,645,740
Deferred	(2,388,253,511)	3,066,404,012	(2,692,660,844)	3,258,352,499
	(2,388,940,689)	4,379,606,368	(2,693,348,022)	3,633,998,239

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

		2021	2020

	Note	$
Original values
Balance at January 1		171,901,658,209	161,277,970,045
Acquisitions of the period		2,791,451,063	5,840,652,821
Balance at June 30		174,693,109,272	167,118,622,866

Accumulated Amortization:
Balance at January 1		(57,571,877,665)	(46,142,610,518)
Amortization of the period	10	(2,950,553,916)	(6,151,525,987)
Balance at June 30		(60,522,431,581)	(52,294,136,505)
Total net balance at June 30		114,170,677,691	114,824,486,361

NOTE 6 – FINANCIAL DEBTS

Composition of financial debts	06.30.2021	12.31.2020

	$
Non-current
Bank borrowings	5,639,237,070	6,058,107,679
Negotiable Obligations	31,581,206,099	37,340,974,317
Cost of issuance of Negotiable Obligations	(304,501,204)	(430,189,317)
Total Non- Current	36,915,941,965	42,968,892,679

Current
Bank borrowings	6,599,712,564	7,716,193,519
Negotiable Obligations	5,677,545,013	5,106,063,219
Finance lease liabilities	-	5,004,044
Cost of issuance of Negotiable Obligations	(77,349,741)	(96,961,983)
Total Current	12,199,907,836	12,730,298,799
Total	49,115,849,801	55,699,191,478

As of June 30, 2021 and December 31, 2020, the fair value of the financial debt amounts to $49,511,220,456 and $56,216,563,884, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of Financial debts:	2021	2020

	$
Balance at January 1	55,699,191,478	49,853,675,365
New financial debts	2,435,717,139	998,206,527
Financial debts paid	(6,272,310,791)	(3,706,287,793)
Accrued interest	2,744,167,644	1,766,498,763
Foreign Exchange differences	(5,026,374,367)	1,899,036,813
Inflation adjustment	(464,541,302)	75,344,051
Net Balance at June 30	49,115,849,801	50,886,473,726

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

On February 27, 2020, the Company's ordinary general meeting of shareholders approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the sum of up to US $ 500,000,000 (or its equivalent in other currencies and / or units of value). The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV of the Global Program for the Issuance of Negotiable Obligations.

In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange Offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made for the Negotiable Obligations, both those renegotiated and those that did not enter the exchange, corresponds to the installment due on May 3, 2021, canceling both principal and interest.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments.

The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on May 19, 2022 and on June 1, 2022, respectively.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 28, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July, October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airports use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2021 and December 31, 2020 are as follows:

	06.30.2021	12.31.2020

	$
Trade receivables net- Current
Other related companies	109,052,925	98,511,183
	109,052,925	98,511,183
Other current receivables
Other related companies	48,779,799	32,547,436
	48,779,799	32,547,436

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	06.30.2021	12.31.2020

	$
Accounts payable and other- Current
Other related companies	176,295,843	297,216,318
	176,295,843	297,216,318
Provisions and other charges
Other related companies	426,249	534,327
Shareholders	213,640,409	235,438,482
	214,066,658	235,972,809

During the six month periods ended June 30, 2021 and 2020 the Company has charged to the cost $243,291,842 and $166,541,218 respectively with Proden SA for rental and maintenance of offices.

During the six month periods ended June 30, 2021 and 2020 the Company has charged at cost $52,190,063 and $47,221,099, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the six month periods ended June 30, 2021 and 2020, the Company has charged with Helport S.A. to intangible assets $6,735,826 and $1,180,820, respectively and at cost $12,166,072 and $137,611,213, respectively.

During the period ended at June 30, 2021 dividends have been paid to the shareholders according to their shareholding for $60,806,375.

At June 30, 2021 and December 31, 2020 the Company owed the Argentine National Government $4,446,818,853 and $3,186,390,718 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $5,332,196,853 and $7,630,103,059, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $56,911,474 and $46,621,071 for the six month periods ended at June 30, 2021 and 2020 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95,998% of its capital stock. Cedicor is the direct owner of 9,35% of the shares with right to vote of the Company. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020

	$
Initial balance at January 1	4.417.433.192	3.837.382.879
Increases (*)	503.624.190	952.433.222
Usage	(2.239.987)	(32.788.988)
Inflation adjustment	(943.979.990)	(477.753.984)
Final Balance at June 30	3.974.837.405	4.279.273.129

(*) As of June 30, 2021 and 2020 includes recoveries as of $93,687,106 and $400,980,953, respectively in Distribution and Commercialization Expenses (Note 10) and $409,937,084 and $551,452,269 in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30 2021	Total Non Current	Total current

		$							$
Litigations		97,645,367	687,083,680	(6,714,834)	(85,340,764)	(879,851)	-	691,793,598	396,987,915	294,805,683
Related Parties	7	534,327	-	-	(108,078)	-	-	426,249	-	426,249
Deferred Income		1,306,867,004	409,633,671	-	(84,769,103)	(247,057,698)	30,987,031	1,415,660,905	584,614,899	831,046,006
Trust for works		1,473,136,989	205,384,951	-	(325,837,438)	142,175,840	-	1,494,860,342	306,181,363	1,188,678,979
Guarantees Received		159,871,577	18,070,571	(22,181,937)	(20,797,814)	-	7,031,872	141,994,269	-	141,994,269
Upfront fees from Concessionaires		225,046,038	2,300,063	-	-	(35,335,481)	-	192,010,620	131,951,816	60,058,804
Dividends to be paid	7	235,438,482	-	-	(50,811,893)	-	29,013,820	213,640,409	-	213,640,409
Others		-	158,972,185	-	(15,695,779)	-	5,933,366	149,209,772	-	149,209,772
Total of provisions and other liabilities		3,498,539,784	1,481,445,121	(28,896,771)	(583,360,869)	(141,097,190)	72,966,089	4,299,596,164	1,419,735,993	2,879,860,171

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30 2020	Total Non Current	Total current

		$							$
Litigations		122,956,365	(9,777,345)	-	(13,941,480)	-	-	99,237,540	4,347,381	94,890,159
Related Parties		724,990	-	-	(84,606)	-	-	640,384	-	640,384
Deferred Income		654,423,933	634,826,025	-	(30,466,119)	(382,624,020)	21,873,683	898,033,502	432,000,683	466,032,819
Trust for works		176,267,597	449,127,415	(365,426,036)	(24,568,591)	-	-	235,400,385	-	235,400,385
Guarantees Received		163,744,665	26,191,063	(21,499,969)	(13,195,968)	-	10,203,469	165,443,260	-	165,443,260
Upfront fees from Concessionaires		293,891,606	2,574,043	-	-	(37,567,343)	-	258,898,306	191,478,501	67,419,805
Dividends to be paid		287,224,522	-	(60,806,375)	(31,548,943)	-	41,396,471	236,265,675	-	236,265,675
Total of provisions and other liabilities		1,699,233,678	1,102,941,201	(447,732,380)	(113,805,707)	(420,191,363)	73,473,623	1,893,919,052	627,826,565	1,266,092,487

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Six month period ended at 06.30.2021
Specific allocation of revenues	1,775,398,890	-	-	1,775,398,890
Airport services and maintenance	2,410,415,810	-	817,168	2,411,232,978
Amortization of intangible assets	2,921,339,485	769,404	28,445,027	2,950,553,916
Depreciation of property, plant and equipment	3,523,197	-	-	3,523,197
Salaries and social security contributions	3,069,078,755	26,801,422	302,387,168	3,398,267,345
Fees for services	18,543,186	-	110,250,810	128,793,996
Public utilities and contributions	454,173,126	1,430,084	1,165,419	456,768,629
Taxes	127,326,526	652,102,526	130,209,900	909,638,952
Office expenses	195,170,171	225,849	34,850,123	230,246,143
Insurance	50,782,558	-	2,153,071	52,935,629
Advertising expenses	-	4,260,557	-	4,260,557
Bad debts charges	-	93,687,106	-	93,687,106
Board of Directors and Supervisory Committee fees	-	-	19,399,607	19,399,607
Depreciation right of use	128,996,988	-	-	128,996,988
Other	-	64,001	-	64,001
Total at 06.30.2021	11,154,748,692	779,340,949	629,678,293	12,563,767,934

Six month period ended at 06.30.2020
Specific allocation of revenues	2,612,084,026	-	-	2,612,084,026
Airport Services and maintenance	3,066,398,111	-	71,960,754	3,138,358,865
Amortization of intangible assets	6,059,161,341	2,653,503	89,711,143	6,151,525,987
Depreciation of property, plant and equipment	11,142,422	-	-	11,142,422
Salaries and social security contributions	3,702,958,700	49,191,595	391,565,733	4,143,716,028
Fees for services	87,748,214	9,171,511	77,083,203	174,002,928
Public utilities and contributions	552,611,511	4,064,741	2,430,359	559,106,611
Taxes	165,368,799	880,636,767	173,340,639	1,219,346,205
Office expenses	328,145,476	3,209,343	56,957,607	388,312,426
Insurance	64,749,475	5,532	9,140,974	73,895,981
Advertising expenses	-	10,685,479	-	10,685,479
Bad debts charges	-	400,980,953	-	400,980,953
Board of Directors and Supervisory Committee fees	-	-	13,607,576	13,607,576
Depreciation right of use	123,497,513	-	-	123,497,513
Other	6,290,494	1,652	1,152,328	7,444,474
Total at 06.30.2020	16,780,156,082	1,360,601,076	886,950,316	19,027,707,474

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2021		Foreign exchange rates	Amount in local currency at 06.30.2021	Amount in local currency at 12.31.2020

				$
Assets
Current Assets
Net trade receivables	US$	15,484,510	95.5200	1,479,080,435	2,001,429,354
Investments	US$	-	-	-	366,191,594
Cash and cash equivalents	US$	21,380,679	95.5200	2,042,282,495	3,001,991,017
Total current assets				3,521,362,930	5,369,611,965
Total assets				3,521,362,930	5,369,611,965

Liabilities
Current Liabilities
Provisions and other charges	US$	4,950,862	95.7200	473,896,520	235,438,482
Financial debts	US$	107,243,828	95.7200	10,265,379,206	12,367,544,200
Lease liabilities	US$	2,623,364	95.7200	251,108,430	276,818,394
Commercial accounts payable and others	US$	17,212,805	95.7200	1,647,609,675	3,344,619,416
	EUR	3,488,468	113.5718	396,191,643	614,854,637
Total current liabilities				13,034,185,474	16,839,275,129

Non-Current Liabilities
Provisions and other charges	US$	4,144,537	95.7200	396,715,080	-
Financial debts	US$	372,402,913	95.7200	35,646,406,840	41,985,044,067
Lease liabilities	US$	3,195,843	95.7200	305,906,074	454,973,789
Commercial accounts payable and others	US$	1,000,000	95.7200	95,720,000	1,300,467,775
	EUR	6,671,232	113.5718	757,663,826	-
Total non- current liabilities				37,202,411,820	43,740,485,631
Total liabilities				50,236,597,294	60,579,760,760
Net liability position				46,715,234,364	55,210,148,795

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2021 and December 31, 2020 include $1,254,587 and $1,572,691 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $231,525,003, corresponding to fixed-term placements granted as collateral.

NOTE 13 - CAPITAL STOCK

At June 30, 2021 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

While this year has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, amounting to $237,821,433, will be accumulated and paid in the first year in which the result shows a realized and liquid profit, in accordance with the provisions of the share issuance conditions.

Likewise, the preferential dividend accrued for the six-month period ended June 30, 2021 is $134,606,580 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$318,459,365 for the constitution of the legal reserve;
(ii)	$163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;
(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20 ,2021 (Contd.)

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	06.30.2021	06.30.2020
Income for the year, net accrued dividends	(1,575,961,592)	(1,482,585,770)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(6,0962)	(5,7350)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

In the framework of the aforementioned in Note 6 - Financial Debt, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, on March 2021, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, trying not to affect the development of economic activities. Among these measures is the prohibition of group tourist trips, graduates and studies.

With the appearance of new strains of the virus (Manaos, Delta, among others), the Argentine State has strengthened the measures taken with the aim of preventing or delaying the entry of these strains into Argentine territory. In March 2021, the National State set a limit on the arrival of international passengers of 2,000 daily passengers, which was reduced to 600 daily passengers at the end of June 2021. During July, this limit was gradually increased to 1,000 international passengers per day.

To mitigate the economic impact caused by the sanitary emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has received as from April 2020 a reduction in social charges.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020, partially covering the wages of a part of the workers.

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the caption “Salaries and social security contributions”, segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

The COVID19 virus pandemic continues to negatively impact passenger and operational levels. In this context, the Board of Directors continues to closely monitor the situation and take the necessary measures to preserve the company's business and further strengthen its financial position

Despite these efforts, we expect the results of operations to continue to be negatively affected as long as the effects of the health crisis continue.

The ultimate scope of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

In line with what is mentioned in Note 28 to the Company's Consolidated Annual Financial Statements as of December 30, 2020, in relation to the debt recognition proposal of the company Aerolíneas Argentina SA (ARSA) received on February 2, 2021, for the amounts owed until March 31, 2020 ($ 120,586,290.10 and US $ 36,542,036.83), in which it accepts said amounts to be assigned to the NAS Trust for Strengthening.

On February 4, 2021, the Company accepts the aforementioned proposal and in compliance with the provisions of Art 15 of the Trust Agreement signed on 12/29/09, requests the ORSNA, prior intervention of the Ministry of Transportation, authorization for the assignment of the amounts mentioned in the first paragraph to the NAS Trust for Strengthening.

On July 21, 2021, by note AA2000-ADM-1019/21, the Company sends the proposal for the application of the amounts to be integrated into the different accounts of the Trust for Strengthening of the National Airport System (FFSNA) for the purposes of the application of the assigned debt certificate.

The Company continues in conversations with the ORSNA to establish the form of application of the assigned credits, which will become effective when it is endorsed by the Ministry of Transportation.

As of the date of these financial statements, the Company and ARSA are in negotiations to reconcile the rest of the outstanding debt.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of June 30, 2020 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at June 30, 2021, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at June 30, 2021.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

During financial year 2021, projects and works have been carried out at the different concessioned airports.

It should be mentioned that as a result of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory Body in the reactivation and redefinition of the works plan.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Building of Departures - Hall B and Zeppelin;

In execution, after the stoppage by the pandemic:

-	New Parallel Shooting at Header 35; and
-	TWY beacon to Header 35.

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-	External works - sidewalks - landscaping - coastal filling and underground parking;

The works launched taking advantage of the closure of the Aeroparque's operations continue to be carried out:

-	Readjustment of International Departures
-	Readjustment of International Arrivals
-	New South Taxing System and Adaptation of the South Strip, Sanitary and Sewer Network in South Head. In this case, the work on the runway and strips is finished, only the works related to the sanitary network continue.

Comodoro Rivadavia Airport

The work of New Beacon is in execution, with paralysis due to the pandemic. This work is in the process of reactivation

Córdoba Airport

Works are underway, with paralysis due to the pandemic, in the process of reactivation:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.
-	Protection System for atmospheric discharges

Iguazú Airport

In execution, with paralysis due to the pandemic, the works of:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Bariloche Airport

In execution, with reactivation after the stoppage due to the pandemic, the works of re-functionalization of the Terminal.

San Fernando Airport

In execution, after the paralysis of the pandemic the works of new control tower.

Work is beginning on the new fire suppression service (FSS)

San Juan Airport

The remodeling work of the passenger terminal is underway, with a halt due to the pandemic, in the process of reactivation.

La Rioja Airport

In execution, with paralysis due to the pandemic, in the process of reactivation

-	New Passenger Terminal; and
-	New parking.

Esquel Airport

In execution, with paralysis due to the pandemic, in the process of reactivation

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Jujuy Airport

In execution, with paralysis due to the pandemic, in the process of reactivation the works of

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at June 30, 2021, 2020, 2019, 2018 and 2017, is presented.

	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017(*)

	Thousands $
Current Asset	10,556,506	12,738,381	15,220,767	17,959,163	4,360,582
Non-current Assets	120,161,992	124,546,558	113,082,499	98,702,454	10,589,533
Total Assets	130,718,498	137,284,939	128,303,266	116,661,617	14,950,115

Current liabilities	28,035,253	21,167,925	16,320,153	9,912,213	2,934,464
Non- Current Liabilities	48,231,679	52,470,747	41,304,004	49,793,102	6,899,581
Total Liabilities	76,266,932	73,638,672	57,624,157	59,705,315	9,834,045

Net equity attributable to majority shareholders	54,450,643	63,598,161	70,647,352	56,917,882	5,106,627
Non-controlling interest	923	48,106	31,757	38,420	9,443
Net Equity	54,451,566	63,646,267	70,679,109	56,956,302	5,116,070
Total	130,718,498	137,284,939	128,303,266	116,661,617	14,950,115

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six month periods ended at June 30, 2021, 2020, 2019, 2018 and 2017.

	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017(*)

	Thousands $
Gross Profit	847,546	880,683	12,406,282	13,176,167	2,755,585
Administrative and distribution and marketing expenses	(1,409,019)	(2,247,552)	(3,169,613)	(3,734,694)	(718,342)
Other net income and expenses	(532,303)	442,541	753,819	692,721	141,509
Operating profit	(1,093,776)	(924,328)	9,990,488	10,134,194	2,178,752
Income and financial costs	2,718,923	(3,518,850)	2,000,801	(8,070,114)	(314,712)
Result by exposure to changes in the acquisition power of currency	(373,154)	(541,883)	(1,510,185)	(801,482)	-
Income before tax	1,251,993	(4,985,061)	10,481,104	1,262,598	1,864,040
Income tax	(2,693,348)	3,633,999	678,234	(1,143,360)	(501,784)
Result of the period	(1,441,355)	(1,351,062)	11,159,338	119,238	1,362,256
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	(1,441,355)	(1,351,062)	11,159,338	119,238	1,362,256
Result attributable to majority shareholders	(1,441,421)	(1,348,345)	11,168,286	117,341	1,361,145
Non-controlling interest	66	(2,717)	(8,948)	1,897	1,111

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017(*)

	Thousands $
Cash Flow generated by / (used in) operating activities	1,299,322	2,769,120	(3,899,932)	2,797,325	(448,742)
Cash Flow generated by / (used in) investing activities	224,135	112,801	473,890	(194)	(2,346)
Cash Flow (used in) / generated by financing activities	(3,993,438)	(2,913,770)	(2,507,304)	(1,443,459)	2,969,653
Net Cash Flow generated by / (used in) the period	(2,469,981)	(31,849)	(5,933,346)	1,353,672	2,518,565

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. 5. Analysis of operations for the six month periods ended at June 30, 2021 and 2020

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the six month periods ended at June 30, 2021 and 2020:

Revenues	30.06.2021	% revenues	30.06.2020	% revenues
	Thousands $		Thousands $
Aeronautical revenues	3,346,682	27.90%	9,299,892	52.68%
Non-aeronautical revenues	8,650,603	72.10%	8,352,787	47.32%
Total	11,997,285	100.00%	17,652,679	100.00%

The following table shows the composition of the aeronautical revenues for the six month periods ended at June 30, 2021 ad 2020

Aeronautical revenues	30.06.2021	% revenues	30.06.2020	% revenues
	Thousands $		Thousands $
Landing fee	511,441	15.28%	795,006	8.55%
Parking fee	293,457	8.77%	324,214	3.49%
Air station use rate	2,541,784	75.95%	8,180,672	87.97%
Total	3,346,682	100.00%	9,299,892	100.00%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. 5. Analysis of operations for the six month periods ended at June 30, 2021 and 2020 (Contd.)

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 06.30.2021	11,154,749
Costs of sales for the period ended at 06.30.2020	16,780,156
Variation	(5,625,407)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 06.30.2021	629,678
Administrative expenses for the period ended at 06.30.2020	886,950
Variation	(257,272)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 06.30.2021	779,341
Distribution and commercial expenses for the period ended at 06.30.2020	1,360,601
Variation	(581,260)

Income and financial costs

Net financial income and costs totaled profits of $2,718,923 thousand during the six-month period ended at June 30, 2021 with respect to thousands of $3,518,850 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded losses of approximately $532,303 thousand during the six-month period ended at June 30, 2021 with respect to an income of $442,541 thousand in the same period of the previous year.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. 5. Analysis of operations for the six month periods ended at June 30, 2021 and 2020 (Contd.)

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at June 30, 2021 amounted to $103,567,417 thousand composed of thousands of $49,115,850 of financial debt and a net equity worth of $54,451,567 thousand, while the total capitalization of the Company at June 30, 2021 amounted to thousands of $114,532,741 comprised of thousands of $50,886,474 of financial debts and a net equity worth of thousands of $63,646,267.

The debt as a percentage of total capitalization amounted to approximately 47.42% at June 30, 2021 and 44.43% at June 30, 2020.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at June 30, 2021, 2020, 2019, 2018 and 2017:

	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017(*)
Liquidity (*)	0.389	0.617	0.950	1.850	1.520
Solvency (**)	0.732	0.878	1.240	0.960	0.530
Immobilization of capital	0.919	0.907	0.880	0.850	0.710
Cost effectiveness	(0.026)	(0.021)	0.160	0.002	0.270

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six month periods ended at June 30, 2021, 2020, 2019, 2018 and 2017:

Airport	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017

	In thousands
Ezeiza	1,840	2,878	6,112	5,189	4,884
Aeroparque	820	2,292	6,231	6,616	6,460
Bariloche	377	433	741	615	520
Córdoba	234	697	1,810	1,683	1,356
Mendoza	220	431	1,165	929	841
Salta	169	325	668	480	516
Tucumán	104	178	471	454	285
Iguazú	101	352	739	445	449
Jujuy	66	81	195	202	121
C. Rivadavia	63	123	328	309	283
Total	3,994	7,790	18,460	16,922	15,715
Overall total	4,308	8,802	20,531	18,378	16,898

Variation	(51.1%)	(57.1%)	11.7%	8.8%	13.9%

Amount of movement of aircraft for the six month periods ended at June 30, 2021, 2020, 2019, 2018 and 2017 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.2021	06.30.2020	06.30.2019	06.30.2018	06.30.2017
San Fernando	21,653	11,749	20,579	20,541	17,956
Ezeiza	19,416	22,245	41,770	36,236	32,406
Aeroparque	10,057	22,100	56,928	65,177	64,357
Bariloche	3,951	3,435	6,131	5,893	5,330
Córdoba	3,790	6,638	16,360	16,581	13,573
Mendoza	3,000	4,622	11,349	9,846	9,247
Salta	2,298	3,280	6,754	5,249	6,950
C. Rivadavia	2,292	2,657	5,010	4,916	4,083
San Rafael	2,005	1,302	2,931	2,714	2,386
Mar del Plata	1,949	2,180	4,605	5,314	4,314
Total	70,411	80,208	172,417	172,467	160,602
Overall total	89,233	101,679	212,475	208,590	192,687

Variation	(12.2%)	(52.1%)	1.9%	8.3%	8.2%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Outlook for 2021

During the first half of 2021, the epidemiological situation continued to be a negative impact factor on operations. The uncertainty generated by this unprecedented situation, including its duration, the measures imposed by governments to contain the level of contagion and the impact on the demand for air travel, as well as the related economic disruption, have clearly impacted the Company's results. AA2000 has responded quickly and effectively to this context and has implemented measures to cushion the impacts. The Company has developed a strong projection and monitoring exercise of the main variables in order to be able to have early responses to the high volatility that is evident.

At the beginning of the first semester, although an improvement in air traffic was observed, the so-called “second wave” slowed this recovery. This new escalation generated new restrictions on air travel, the most important being the ceiling of 2,000 international seats per day in March 2021, which decreased to 600 seats during the last days of June. During the first days of July, weekly seat quotas were established until the beginning of August, gradually increasing the cap to 1000 seats per day. Although these restrictions are expected to be gradually released, the effect of these measures will impact during the third quarter.

We hope that in the remainder of the year the progress in local and global vaccination and the implementation of health passports, for example, will contribute to a recovery in traffic and the Company's income.

We continue to work hard on the rationalization and efficiency of the company's operating costs to maintain the cash position and be able to meet the various commitments assumed.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at June 30, 2021, the consolidated statements of comprehensive income for the six and three-month periods ended June 30, 2021, of changes in equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The balances and other information for the year 2020 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of June 30, 2021, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 90,920,083, which was not yet due at that date.

Autonomous City of Buenos Aires, August 9, 2021.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of June 30, 2021, the consolidated statements of comprehensive income for the six and three-month periods ended June 30, 2021, of changes in equity and of cash flows for the six-month period then ended and the selected explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the bylaws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated August 9th, 2021, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, acording to the International Accounting Standard 34 “Interim Financial Information” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As it arises from the paragraph “Emphasis on the impact of Covid-19 on the Company's operations” of the review report (without changing their opinion) it is described in note 18 of the consolidated financial statements, the board has described the uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the business of the company, as well as the measures ordered to face this situation.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2021 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that the consolidated financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations and they are pending to be copied in the book "Inventories and Balances".

In exercise of our legal supervision duties, during

the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 9th, 2021.

_________________________________

Patricio A. Martin

By Surveillance Committee